PRESS RELEASE	FOR IMMEDIATE RELEASE

Shareholders and Noteholders approve the recapitalization transaction

Montreal, Quebec, February 22, 2008 – Tembec Inc. ("Tembec") announced today that the recapitalization transaction announced on December 19, 2007 and outlined in the Management Proxy Circular dated January 25, 2008 (the "Recapitalization") has been approved by the requisite majority of shareholders of Tembec ("Shareholders") and the requisite majority of holders of notes of Tembec Industries Inc. ("Noteholders").

Earlier today, Tembec Inc. held a Special Meeting of Shareholders and Tembec Industries Inc. held a Meeting of Noteholders (collectively, the "Meetings") at which votes were held on matters relating to the approval of the Recapitalization. The Meetings were held in accordance with the Management Proxy Circular dated January 25, 2008 and, with respect to the Meeting of Noteholders, an Order of the Ontario Superior Court of Justice (Commercial List) made on January 24, 2008.

At the Special Meeting of Shareholders, all of the resolutions relating to the approval of the Recapitalization were approved by in excess of 95.34% of Shareholders who voted in person or by proxy. At the Meeting of Noteholders, all of the resolutions relating to the approval the Recapitalization were approved by in excess of 98.25% of Noteholders who voted in person or by proxy.

"We are obviously pleased with the support shown by our shareholders and noteholders in favor of the recapitalization transaction," said James Lopez, President and CEO of Tembec. "These approvals bring us one significant step closer towards the completion of the Recapitalization."

Tembec also announced that it reached agreement, as described in more detail in Tembec’s management proxy circular, with Investissement Québec (IQ) and the Société générale de financement du Québec (SGF) in relation to the proposed recapitalization transaction. IQ and SGF currently own all of the preferred shares of Tembec and IQ is also a lender to Tembec.

The Plan of Arrangement relating to the recapitalization transaction is subject to approval of the Ontario Superior Court of Justice and such approval hearing is being held on February 27, 2008. The recapitalization transaction is expected to close on February 29, 2008.

Further information concerning the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Tembec’s website (www.tembec.com).

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes "forward-looking statements" with<in the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as "will", "anticipate", "estimate", "expect", and "project" or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Richard Fahey
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	Communications and Public Affairs
Tel.: 416-775-2819	Tel.: 819-627-4387
john.valley@tembec.com	richard.fahey@tembec.com